                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   GenTek Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   37245X 10 4
                                 (CUSIP Number)

                                Paul M. Montrone
                                 c/o GenTek Inc.
                                  Liberty Lane
                          Hampton, New Hampshire 03842
                                 (603) 929-2264
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of `SS'240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 2 of 11

(1)  Names of Reporting Persons                                                     Paul M. Montrone
     S.S.  or I.R.S.  Identification
     Nos.  of Above Persons
(2)  Check the Appropriate Box if a                                                          (a) [ ]
     Member of a Group                                                                       (b) [ ]
(3)  SEC Use Only
(4)  Source of Funds                                                     Not Applicable (see Item 3)
(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                                              [ ]
(6)  Citizenship or Place of
     Organization                                                                             U.S.A.
Number of Shares Beneficially Owned    (7)  Sole Voting Power                              5,065,478
by Each Reporting Person With          (8)  Shared Voting Power                                    0
                                       (9)  Sole Dispositive Power                         5,065,478
                                       (10) Shared Dispositive Power                               0
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                        5,065,478
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                                                                      [ ]
(13) Percent of Class Represented by
     Amount in Row 11                                                          20.0% (See Item 5(b))
(14) Type of Reporting Person                                                                     IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 3 of 11

(1)  Names of Reporting Persons S.S.                                                  PMM GK Investment LLC
     or I.R.S. Identification Nos.
     of Above Persons                                                                                   N/A
(2)  Check the Appropriate Box if a                                                                 (a) [ ]
     Member of a Group                                                                              (b) [ ]
(3)  SEC Use Only
(4)  Source of Funds                                                            Not Applicable (see Item 3)
(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                                                     [ ]
(6)  Citizenship or Place of
     Organization                                                                                DE, U.S.A.
Number of Shares Beneficially Owned    (7)  Sole Voting Power                                             0
by Each Reporting Person With          (8)  Shared Voting Power                                           0
                                       (9)  Sole Dispositive Power                                        0
                                       (10) Shared Dispositive Power                                      0
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                                       0
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                                                                             [ ]
(13) Percent of Class Represented by
     Amount in Row 11                                                                                  0.0%
(14) Type of Reporting Person                                                                            OO

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 4 of 11

(1)  Names of Reporting Persons                                                          Sandra G. Montrone
     S.S.  or I.R.S.  Identification
     Nos.  of Above Persons
(2)  Check the Appropriate Box if a                                                                 (a) [ ]
     Member of a Group                                                                              (b) [ ]
(3)  SEC Use Only
(4)  Source of Funds                                                            Not Applicable (see Item 3)
(5)  Check if Disclosure of Legal                                                                       [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
(6)  Citizenship or Place of                                                                         U.S.A.
     Organization
Number of Shares Beneficially Owned    (7)  Sole Voting Power                                     2,756,543
by Each Reporting Person With          (8)  Shared Voting Power                                           0
                                       (9)  Sole Dispositive Power                                2,756,543
                                       (10) Shared Dispositive Power                                      0
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                               2,756,543
(12) Check if the Aggregate Amount                                                                      [ ]
     in Row (11) Excludes Certain
     Shares
(13) Percent of Class Represented by                                                  10.9% (See Item 5(b))
     Amount in Row 11
(14) Type of Reporting Person                                                                            IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 5 of 11

(1)  Names of Reporting Persons S.S.                                         SEWALL ASSOCIATES FAMILY, L.P.
     or I.R.S. Identification Nos.
     of Above Persons                                                                                   N/A
(2)  Check the Appropriate Box if a                                                                 (a) [ ]
     Member of a Group                                                                              (b) [ ]
(3)  SEC Use Only
(4)  Source of Funds                                                            Not Applicable (see Item 3)
(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                                                     [ ]
(6)  Citizenship or Place of
     Organization                                                                                DE, U.S.A.
Number of Shares Beneficially Owned    (7)  Sole Voting Power                                             0
by Each Reporting Person With          (8)  Shared Voting Power                                           0
                                       (9)  Sole Dispositive Power                                        0
                                       (10) Shared Dispositive Power                                      0
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                                       0
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                                                                             [ ]
(13) Percent of Class Represented by
     Amount in Row 11                                                                                  0.0%
(14) Type of Reporting Person                                                                            PN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 6 of 11


ITEM 1. SECURITY AND ISSUER.

      The Issuer is GenTek Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is Liberty Lane, Hampton, New Hampshire 03842.

      This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

      The Issuer has also issued Class B Common Stock par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible at the option of holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d) (1) (i) (B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power, limitations on transfers of Class B Common Stock and the conversion feature of the Class B Common Stock. The holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

ITEM 2.

(a) The names of the Reporting Persons are (i) Paul M. Montrone, an individual, (ii) PMM GK Investment LLC, a Delaware limited liability company, (iii) Sandra G. Montrone, an individual, and (iv) Sewall Associates Family, L.P., a Delaware limited partnership.

(b) The business address of Paul M. Montrone, Sandra G. Montrone and Sewall Associates Family L.P. is c/o GenTek Inc., Liberty Lane, Hampton, New Hampshire 03842. The principal place of business of PMM GK Investment LLC is c/o Wilmington Trust Company, 1100 N. Market Street, Wilmington, Delaware 19890.

(c) Paul M. Montrone is the Chairman of the Board of the Issuer, the Chairman of the Board and Chief Executive Officer of Fisher Scientific International Inc., and the Chairman of the Board of The General Chemical Group Inc. Paul M. Montrone is a general partner of Sewall Associates Family, L.P. PMM GK Investment LLC is wholly owned and controlled by Paul
      M. Montrone; he is the sole member and manager of PMM GK Investment LLC. Sandra G. Montrone is the wife of Paul M. Montrone and is also a general partner of Sewall Associates Family, L.P. Mr.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 7 of 11


      and Mrs. Montrone are the only general partners of Sewall Associates Family, L.P.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable. This Schedule 13D is filed in connection with a sale of the Common Stock by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

      Prior to June 24, 2003, PMM GK Investment LLC owned 2,061,046 shares of Common Stock and 791,686 shares of Class B Common Stock, and Sewall Associates Family L.P. owned 1,400,163 shares of Common Stock and 599,837 shares of Class B Common Stock. Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 24, 2003 among Sewall Associates Family L.P. and PMM GK Investment LLC, as sellers, and Quetico L.L.C., an Illinois limited liability company, as buyer, Sewall Associates Family, L.P. sold 2,000,000 shares of Common Stock (consisting of 1,400,163 previously-outstanding shares of Common Stock and 599,837 shares of Common Stock resulting from the conversion of such number of shares of Class B Common Stock into Common Stock) to Quetico L.L.C. for an aggregate purchase price of $20,000, and PMM GK Investment LLC sold 2,852,732 shares of Common Stock (consisting of 2,061,046 previously-outstanding shares of Common Stock and 791,686 shares of Common Stock resulting from the conversion of such number of shares of Class B Common Stock into Common Stock) to Quetico L.L.C. for an aggregate purchase price of $28,527.32. Both sales closed on June 24, 2003. PMM GK Investment LLC and Sewall Associates Family, L.P. sold these shares because Paul M. Montrone considered that it was in their interests to do so.

      None of the Reporting Persons, in its capacity as shareholder of the Issuer, has any plan or proposal with respect to the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons note, however, that the Issuer is under the protection of U.S. Bankruptcy Code, and may, as a result, take actions with respect to such matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and Mr. Montrone, as the Chairman of the Board of the Issuer; may have to act with respect to such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Paul M. Montrone beneficially owns 2,560,141 shares of Common Stock and 2,505,337 shares of Class B Common Stock. Sandra G. Montrone beneficially owns 2,756,543 shares of Common Stock and no shares of Class B Common Stock. PMM GK Investment LLC beneficially owns no shares of Common Stock and no shares of Class B Common Stock. Sewall Associates Family, L.P.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 8 of 11


      beneficially owns no shares of Common Stock and no shares of Class B Common Stock.

      Such shares are owned as follows: (i) 2,556,541 shares of Common Stock are held directly by Paul M. Montrone; (ii) 2,505,337 shares of Class B Common Stock are held directly by Paul M. Montrone; (iii) 3,600 shares of Common Stock are held by a trust (the "Trust") of which Paul M. Montrone is the sole trustee and a beneficiary; (iv) 36,000 shares of Common Stock are held by Sandra G. Montrone; and (v) 2,720,543 shares of Common Stock are held by The Paul and Sandra Montrone 2001 Descendants' Trust of which Sandra G. Montrone is the sole trustee (the "Descendants' Trust").

      An additional 120,000 shares of Common Stock are held by a charitable foundation, of which Paul M. Montrone is a director and Sandra G. Montrone is a director and officer. By virtue of their positions with the foundation, Mr. and Mrs. Montrone may be deemed to be beneficial owners of the shares of Common Stock held by the foundation, but Mr. and Mrs. Montrone disclaim any beneficial ownership in the 120,000 shares of Common Stock held by the foundation.

(b) Paul M. Montrone has sole voting and dispositive power with respect to the shares of Common Stock and Class B Common Stock held directly by him and the shares of Common Stock held by the Trust.

      Sandra G. Montrone has sole voting and dispositive power with respect to the shares of Common Stock held directly by her and the shares of Common Stock owned by the Descendants' Trust.

      Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for the disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

      Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock and for which Paul M. Montrone has or shares voting power constitute 57.7% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock for which Sandra G. Montrone has or shares voting power constitutes 5.8% of the aggregate voting power of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                               Page 9 of 11


(c) There were no transactions, other than the sale of Common Stock described herein, in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

      The statements in Item 5 of this Schedule 13D speak as of the date of the filing of this Amendment No. 2, and do not reflect transfers of shares of Common Stock of Class B Common Stock since the date of Amendment No. 1 among affiliates of Mr. or Mrs. Montrone that did not result in any change in the beneficial ownership of shares of Common Stock or shares of Class B Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to a registration rights agreement with the Issuer, Paul M. Montrone and his affiliates may request, at any time until April 1, 2004, the registration of their shares of Common Stock (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act of 1933. The Issuer will be required to accept up to three requests for registration and, in addition, to include the shares of Paul M. Montrone and his affiliates in a proposed registration of shares of Common Stock under the Securities Act of 1933 in connection with the sale of shares of Common Stock by the Issuer or any other stockholder of the Issuer. The Issuer will be responsible to pay the expenses of the registration of shares of Mr. Montrone and his affiliates other than brokerage and underwriting commissions and taxes relating to the sale of the shares.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated July 2, 2003, among the Reporting Persons.

Exhibit 2. Amended and Restated Limited Liability Company Agreement of PMM GK Investment LLC, dated as of December 20, 1999, entered into by Paul M. Montrone, as sole member. Incorporated by reference to Exhibit 2 of the Amendment No. 1 to the Statement on Schedule 13D of Paul M. Montrone (filed on March 9, 2000).

Exhibit 3. Registration Rights Agreement, dated as of April 14, 1999 between Paul M. Montrone and The General Chemical Group Inc. as assumed by the Issuer with respect to Common Stock. Incorporated by reference to Exhibit 10.09 of the Amendment No. 2 to Registration Statement on Form 10 of GenTek Inc. (File No. 000-14789).

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                              Page 10 of 11


Exhibit 4. Stock Purchase Agreement, dated as of June 24, 2003 among Sewall Associates Family, L.P., PMM GK Investment LLC and Quetico, L.L.C. relating to the sale and purchase of shares of Common Stock of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                              Page 11 of 11

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003


                                /s/  Paul M. Montrone
                                -------------------------------------------
                                Paul M. Montrone


                                PMM GK INVESTMENT LLC


                                By:/s/  Paul M. Montrone
                                   ----------------------------------------
                                    Paul M. Montrone, as Manager


                                /s/  Sandra G. Montrone
                                -------------------------------------------
                                Sandra G. Montrone


                                SEWALL ASSOCIATES FAMILY, L.P.


                                By: /s/  Paul M. Montrone
                                   ----------------------------------------
                                    Paul M. Montrone, as General Partner

                                INDEX OF EXHIBITS

Exhibit 1. Joint Filing Agreement, dated July 2, 2003, among the Reporting Persons.

Exhibit 2. Amended and Restated Limited Liability Company Agreement of PMM GK Investment LLC, dated as of December 20, 1999, entered into by Paul M. Montrone, as sole member. Incorporated by reference to Exhibit 2 of the Amendment No. 1 to Statement on
                  Schedule 13D of Paul M. Montrone (filed on March 9, 2000).

Exhibit 3. Registration Rights Agreement, dated as of April 14, 1999 between Paul M. Montrone and The General Chemical Group Inc. as assumed by the Issuer with respect to Common Stock. Incorporated by reference to Exhibit 10.09 of the Amendment No. 2 to Registration Statement on Form 10 of GenTek Inc. (File No. 000-14789).

Exhibit 4. Stock Purchase Agreement, dated as of June 24, 2003 among Sewall Associates Family, L.P., PMM GK Investment LLC and Quetico, L.L.C. relating to the sale and purchase of shares of Common Stock of the Issuer.